CONTACT:    Bumgarner Enterprises, Inc.
            Charles G. Masters 727-381-4904


For Immediate Release



         Bumgarner Enterprises, Inc. Announces Extension of Tender Offer
         ---------------------------------------------------------------

ST. PETERSBURG, FLORIDA, January 24, 2001 - Bumgarner Enterprises, Inc. announced today that it is extending the expiration date of its offer to purchase for cash for up to 4,225,000 shares of common stock of Ranger Industries, Inc. (OTC: RNGR) from 5:00 P.M., New York City time, on January 30, 2001 to 5:00 P.M., New York City time, on January 31, 2001. At the close of business on January 23, 2001, tenders for a total of 2,055,712 Ranger shares had been received by the depositary for the offer.